UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             -------------------

                               SCHEDULE 13E-3
         Rule 13e-3 Transaction Statement under Section 13(e) of the
                       Securities Exchange Act of 1934
                             (AMENDMENT NO. 3)*
                              *Final Amendment

                         HENLEY LIMITED PARTNERSHIP
                            (Name of the Issuer)

                         HENLEY LIMITED PARTNERSHIP
                                BCLP GP, INC.
                               HENLEYCO, INC.
                         CASTLE CREEK PARTNERS, L.P.
                       CASTLE CREEK PARTNERS GP, INC.
                               PAUL E. GASTON
                     (Name of Persons Filing Statement)

              UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS
                       (Title of Class of Securities)

                                  42551C108
                    (CUSIP Number of Class of Securities)

                               PAUL E. GASTON
                           Chief Executive Officer
                               HenleyCo, Inc.
                          140 Wood Road, Suite 410
                       Braintree, Massachusetts 02184
                               (781) 930-3015
               (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices
        and Communications on Behalf of the Persons Filing Statement)

                                  Copy to:
    STEPHANIE TSACOUMIS, ESQ.                    JEFFREY L. HOLDEN, ESQ.
   Gibson, Dunn & Crutcher LLP                1025 Connecticut Avenue, N.W.
  1050 Connecticut Avenue, N.W.                         Suite 1000
      Washington, DC 20036                        Washington, DC  20036
         (202) 955-8500                               (202) 429-6585

This statement is filed in connection with (check the appropriate box):
      a.   [ ]   The filing of solicitation materials or an information
                 statement subject to Regulation 14A (sections 240.14a-1
                 through 240.14b-2), Regulation 14C (sections 240.14c-1
                 through 240.14c-101) or Rule 13e-3(c) (section 240.13e-
                 3(c)) under the Securities Exchange Act of 1934 (the
                 "Act").
      b.   [ ]   The filing of a registration statement under the
                 Securities Act of 1933
      c.   [ ]   A tender offer.
      d.   [x]   None of the above.

Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies:       [ ]

Check the following box if the filing is a final amendment reporting
the results of the transaction:                                         [x]

                          CALCULATION OF FILING FEE
===========================================================================
      Transaction Valuation*                  Amount of Filing Fee*
---------------------------------------------------------------------------
          $ 70,915,740                             $ 5,737.08
===========================================================================
* Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, based upon the product of (i) 2,026,164 units representing limited partnership interests held by holders other than Castle Creek Partners, L.P., by (ii) the maximum possible merger consideration of $35.00 per unit. Actual aggregate merger consideration paid may be less.

[x] Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $ 6,524.25        Filing Party: Henley Limited
                                                          Partnership
Form or Registration No.: Schedule 13E-3    Date Filed:   February 14, 2003
                             -------------------

                                INTRODUCTION

      This Amendment No. 3 is the final amendment to the Transaction Statement on Schedule 13E-3 as initially filed on February 14, 2003 and subsequently amended on March 20, 2003 and April 4, 2003 (the "Transaction Statement"). The Transaction Statement is filed jointly by Henley Limited Partnership, a Delaware limited partnership ("Henley"), BCLP GP, Inc., a Delaware corporation, the general partner of Henley and 1% stockholder of HenleyCo ("BCLP GP"), HenleyCo, Inc., a Delaware corporation ("HenleyCo"), Castle Creek Partners, L.P., a Delaware limited partnership and 99% stockholder of HenleyCo ("Castle Creek"), Castle Creek Partners GP, Inc. ("Castle Creek GP"), a Delaware corporation and the general partner of Castle Creek. The Transaction Statement also is filed by Mr. Paul E. Gaston; however, Mr. Gaston does not concede, by virtue of having filed the Transaction Statement, that he is or should be deemed to be engaged in a Rule 13e-3 transaction in an individual capacity, or in any manner other than through his interest in Henley and Castle Creek and their respective general partners.

      The purpose of this final amendment to the Transaction Statement is to report that the Merger has been completed. The record date for the Merger was April 16, 2003, and on that date Henley's transfer agent permanently closed the books of Henley, and the Henley limited partnership units were suspended from trading on the New York Stock Exchange and the Boston Stock Exchange. On April 28, 2003, Henley filed a certificate of merger with the Secretary of State of the State of Delaware to effect the merger of HenleyCo with and into Henley, with Henley continuing as the surviving entity (the "Merger").

      In the Merger, Henley units held by unaffiliated holders were converted into the nontransferable right to receive cash merger consideration, as described in the Transaction Statement. Castle Creek and BCLP GP did not receive any consideration in the merger in exchange for their equity interests in Henley. Castle Creek's limited partnership interests in Henley were cancelled in the merger and Castle Creek's equity interest in HenleyCo was converted in the Merger into a limited partnership interest in Henley, with the result that Castle Creek is the sole limited partner of Henley. BCLP GP's general partnership interest in Henley was cancelled in the merger and BCLP GP's equity interest in HenleyCo was converted into a general partnership interest in Henley, with the result that BCLP GP is the sole general partner of Henley.

      Henley limited partnership units were removed from listing and registration on the Boston Stock Exchange on April 28, 2003, and the New York Stock Exchange on April 30, 2003. On May 1, 2003, Henley filed a Form 15 with the Commission terminating the registration of Henley limited partnership units and suspending Henley's duty to file reports under the Securities Exchange Act of 1934.

                                 SIGNATURES

      After due inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 HENLEY LIMITED PARTNERSHIP
                                   By:  BCLP GP, Inc., its general partner

Dated:  May 9, 2003              By:  /s/ Richard G. Pond
                                      -------------------------------------
                                 Name:   Richard G. Pond
                                 Title:  Executive Vice President, Chief
                                         Operating Officer, Chief Financial
                                         Officer, and Secretary


                                 BCLP GP, INC.

Dated:  May 9, 2003              By:  /s/ Richard G. Pond
                                      -------------------------------------
                                 Name:   Richard G. Pond
                                 Title:  Executive Vice President, Chief
                                         Operating Officer, Chief Financial
                                         Officer, and Secretary


                                 CASTLE CREEK PARTNERS, L.P.
                                   By:  Castle Creek Partners GP, Inc.,
                                        its general partner

Dated:  May 9, 2003              By:  /s/ Richard G. Pond
                                      -------------------------------------
                                 Name:   Richard G. Pond
                                 Title:  Executive Vice President, Chief
                                         Operating Officer, Chief Financial
                                         Officer, and Secretary


                                 CASTLE CREEK PARTNERS GP, INC.

Dated:  May 9, 2003              By:  /s/ Richard G. Pond
                                      -------------------------------------
                                 Name:   Richard G. Pond
                                 Title:  Executive Vice President, Chief
                                         Operating Officer, Chief Financial
                                         Officer, and Secretary

                                 HENLEYCO, INC.

Dated:  May 9, 2003              By:  /s/ Richard G. Pond
                                      -------------------------------------
                                 Name:   Richard G. Pond
                                 Title:  Executive Vice President, Chief
                                         Operating Officer, Chief Financial
                                         Officer, and Secretary


                                 PAUL E. GASTON, an individual

Dated:  May 9, 2003              By:  /s/ Paul E. Gaston
                                      -------------------------------------